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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                             Cubist Pharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  229990 98 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |x|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                Page 1 of 2 pages

-------------------------                           ---------------------------
|CUSIP No.  229990 98 1 |              13G         |   Page  2  of   2  Pages |
|          ---------    |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------
|  1     |  NAME OF REPORTING PERSON
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|        |
|        |     Hambrecht & Quist Capital Management Incorporated
|--------|---------------------------------------------------------------------
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
|        |                                                            (b) |x|
|        |
|--------|---------------------------------------------------------------------
|  3     |  SEC USE ONLY
|        |
|--------|---------------------------------------------------------------------
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION
|        |
|        |     California corporation
|--------|-----------------|--------|------------------------------------------
|                          |   5    | SOLE VOTING POWER
|                          |        |   528,571
|        NUMBER OF         |--------| -----------------------------------------
|         SHARES           |   6    | SHARED VOTING POWER
|      BENEFICIALLY        |        |
|        OWNED BY          ----------------------------------------------------
|          EACH            |   7    |  SOLE DISPOSITIVE POWER
|       REPORTING          |        |   528,571
|         PERSON           ----------------------------------------------------
|          WITH            |   8    |  SHARED DISPOSITIVE POWER
|                          |        |
|--------|---------------------------------------------------------------------
|   9    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|        |
|        |     528,571
|--------|- -------------------------------------------------------------------
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
|        | SHARES*
|        |
|--------|- -------------------------------------------------------------------
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
|        |     5.56%
|--------|- -------------------------------------------------------------------
|  12    |  TYPE OF REPORTING PERSON*
|                  IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 2 pages

                              SCHEDULE 13G EXHIBIT

Item 1.
     Cubist Pharmaceuticals
     24 Emily Street
     Cambridge, MA  02139

Item 2.
     Hambrecht & Quist Capital Management Incorporated
     50 Rowes Wharf - 4th Floor
     Boston, MA  02110-3328
     (California corporation)

     Common stock
     CUSIP: 229990 98 1

Item 3.
     (e)  Investment Adviser

Item 4.
     Hambrecht & Quist Capital Management Incorporated ("HQCM") disclaims any beneficial interest in the shares reported in this Schedule 13G. Moreover, HQCM is of the view that the client accounts that it manages are not acting as a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934 (the "1934 Act") and that it and such clients are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, HQCM is of the view that the shares held in such accounts should not be aggregated for purposes of Section 13(d). However, HQCM is making this filing on a voluntary basis as if all the shares are beneficially owned by HQCM on a joint basis.


      528,571 shares of Common stock  beneficially owned
      5.56% of Common
      528,571 sole voting power (i) and sole dispositive power (iii)

Item 5.
     N/A

Item 6.
     N/A

Item 7.
     N/A

Item 8.
     N/A

Item 9.
     N/A

Item 10.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:          2/14/97
                 ---------------------------------------------------

     Signature:  /s/ Kerri A. Bisner
                 ---------------------------------------------------
     Name/Title: Kerri A. Bisner, Vice President
                 Hambrecht & Quist Capital Management Incorporated



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